VIA EDGAR
April 10, 2020
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attn: Paul Fischer

RE:	Miragen Therapeutics, Inc. (the “Registrant”) Registration Statement on Form S-3 Filed March 26, 2020
File No. 333-237413

Acceleration Request
Requested Date:    April 14, 2020
Requested Time:     4:00 P.M. Eastern Time

Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on April 14, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance. The Registrant hereby authorizes each of Brent Fassett, Nathan Jeffries and Kurtis Zinger of Cooley LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Brent Fassett of Cooley LLP at (720) 566-4059, or in his absence either of Nathan Jeffries of Cooley LLP at (720) 566-4104 or Kurtis Zinger of Cooley LLP at (702) 566-4057.

Very truly yours,

/s/ Jason A. Leverone
Jason A. Leverone
Chief Financial Officer
cc:     Brent Fassett, Cooley LLP
Nathan Jeffries, Cooley LLP
Kurtis Zinger, Cooley LLP

miRagen.com
6200 Lookout Road, Boulder, CO 80301